SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange

Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities

Exchange Act of 1934.

  Commission File Number  001-34473

Talecris Biotherapeutics Holdings Corp.

 (Exact name of registrant as specified in its charter)

P.O. Box 110526

4101 Research Commons

79 T.W. Alexander Drive

Research Triangle Park, North Carolina 27709

(919) 316-6300

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

7.75% Senior Notes due 2016

Common Stock, par value $0.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a)

or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ X ]

Approximate number of holders of record as of the certification or notice date:

Class	Approximate Number of Holders
7.75% Senior Notes due 2016	29
Common Stock	1

Pursuant to the requirements of the Securities Exchange Act of 1934, Talecris Biotherapeutics Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: June 2, 2011	BY: /s/ John F. Gaither, Jr.
Name: John F. Gaither, Jr.
Title: Executive Vice President, General Counsel
and Corporate Secretary